CM 11/30

AM 11-30-2004

04014309

SEC MAIL RECEIVED PROCESSING NOV 26 2004 WASH. D.C. 213 SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66015

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/24/03 (MM/DD/YY) AND ENDING 09/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Essex Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

176 Westbrook Road
(No. and Street)

Essex (City) CT (State) 06426 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shawn P. Honan (860) 767-4414
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Snyder & Haller, P.C.
(Name – *if individual, state last, first, middle name*)

30 Atwood Street (Address) Hartford (City) CT (State) 06105-1801 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
DEC 02 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Shawn P. Honan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Essex Financial Services, Inc., as of September 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer/FINOP

Title

Notary Public

LYNDA L. HUNNICUTT
NOTARY PUBLIC
MY COMMISSION EXPIRES APR. 30, 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SNYDER & HALLER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Essex Financial Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Essex Financial Services, Inc. (the "Company"), for the year ended September 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of differences required by rule 17a-13,

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

30 Atwood Street • Hartford • Connecticut • 06105-1801 • 860 249-3900 • 860 247-8071 FAX

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Snyder & Haller P.C.

Hartford, Connecticut
November 9, 2004

Essex Financial Services

Audited Financial Statements

September 30, 2004

Table of Contents

Report of Independent Auditors 1

Statements of Financial Condition 2

Statements of Income 3

Statements of Changes in Stockholders' Equity 4

Statements of Cash Flows 5

Notes to Financial Statements 6

1. Description of Business *6*

2. Development Stage Operations *6*

3. Summary of Significant Accounting Policies *6*

4. Financial Instruments *7*

5. Net Capital and Other Regulatory Requirements *8*

6. Operating Leases *8*

7. Rent *8*

8. Income Taxes *9*

9. Profit Sharing Contributions *10*

10. Concentrations of Credit Risk *10*

11. Related Party Transactions *10*

Schedule 1 .... **11**

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission *11*

SNYDER & HALLER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Auditors

To The Board of Directors of
Essex Financial Services, Inc.

We have audited the accompanying statements of financial condition of Essex Financial Services, Inc. (the "Company") as of September 30, 2004 and 2003, and the related statements of income, changes in stockholders' equity and cash flows for the year ended September 30, 2004 and the period from inception on April 24, 2003 through September 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Essex Financial Services, Inc. at September 30, 2004 and 2003, and the results of its operations and its cash flows for the year ended September 30, 2004 and the period from inception on April 24, 2003 through September 30, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as whole.

Snyder & Haller P.C.

Hartford, Connecticut
November 9, 2004

30 Atwood Street • Hartford • Connecticut • 06105-1801 • 860 249-3900 • 860 247-8071 FAX

Statements of Financial Condition

September 30, 2004 and 2003

	2004	2003
ASSETS		
Cash	$ 788,499	$ 339,225
Receivables from brokers or dealers	27,015	-
Securities owned, at market	13,545	-
Furniture, equipment, and leasehold improvements, net	177,179	-
Other assets	340,126	66,000
Total assets	$1,346,364	$ 405,225
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable, accrued expenses and other liabilities	$ 725,899	$ 7,727
Commitments and contingent liabilities		
Stockholders' equity		
Common stock, no par value; 2,000 shares authorized; 500 shares issued and outstanding	500,000	500,000
Contributed capital	222,967	-
Accumulated deficit	(102,502)	(102,502)
Total stockholders' equity	620,465	397,498
Total liabilities and stockholders' equity	$1,346,364	$ 405,225

See accompanying notes to financial statements.

Statements of Income

For the period from inception on April 24, 2003 through September 30, 2003
and the year ended September 30, 2004

	2004	2003
Commission and other income		
Commissions on transactions in exchange listed equity securities executed on an exchange	$ 321,705	$ -
Commissions from other securities	924,973	-
Revenue from sales of investment company shares	570,263	-
Fees for account supervision, investment advisory and administrative services	2,728,235	-
Other income	28,610	1,410
Total commission and other income	4,573,786	1,410
Expenses		
Salaries and employment costs for stockholder officers	281,856	-
Other employee compensation and benefits	2,534,266	78,963
Regulatory fees and expenses	29,207	27,038
Other expenses	1,483,793	63,442
Total expenses	4,329,122	169,443
Income (loss) before provision for income tax expense (benefit)	244,664	(168,033)
Provision for income tax expense (benefit)	91,880	(65,531)
Net Income (Loss)	$ 152,784	$ (102,502)

See accompanying notes to financial statements.

Statements of Changes in Stockholders' Equity

For the period from inception on April 24, 2003 through September 30, 2003
and the year ended September 30, 2004

	Common stock	Contributed capital	Retained earnings (deficit)	Total stockholders' equity
Issuance of 500 shares of common stock, April 2003	$ 500,000	$ -	$ -	$ 500,000
Net loss, period from inception through September 30, 2003	-	-	(102,502)	(102,502)
Balance at September 30, 2003	500,000	-	(102,502)	397,498
Net income	-	-	152,784	152,784
Capital contributed from related entity	-	222,967	-	222,967
Dividends paid and accrued	-	-	(152,784)	(152,784)
Balance at September 30, 2004	$ 500,000	$ 222,967	$ (102,502)	$ 620,465

See accompanying notes to financial statements.

Statements of Cash Flows

For the period from inception on April 24, 2003 through September 30, 2003
and the year ended September 30, 2004

	2004	2003
Cash flows from operating activities		
Net income (loss)	$ 152,784	$ (102,502)
Adjustments to reconcile net income (loss) to cash provided (used) by operating activities:		
Depreciation and amortization expense	43,316	-
Provision for deferred income tax expense (benefit)	46,988	(66,000)
Net change in:		
Receivables from brokers or dealers	(27,015)	-
Other assets	(326,884)	-
Accounts payable, accrued expenses and other liabilities	545,022	7,727
Net cash provided (used) by operating activities	434,211	(160,775)
Cash flows from investing activities		
Purchase of furniture, equipment and leasehold improvements	(42,151)	-
Net cash used by investing activities	(42,151)	-
Cash flows from financing activities		
Cash contributed from related entity	130,759	-
Dividends paid	(60,000)	-
Purchase of common stock	-	500,000
Net cash provided by financing activities	70,759	500,000
Increase in cash and cash equivalents	462,819	339,225
Cash and cash equivalents at beginning of period	339,225	-
Cash and cash equivalents at end of period	$ 802,044	$ 339,225
Supplemental disclosures		
Cash paid during the year for:		
Interest expense	$ 87	$ -
Income taxes	$ 13,969	$ -
Non-cash transactions:		
Assets received and liabilities assumed from related entity -		
Furniture, equipment, and leasehold improvements, net	$ 161,986	
Deferred tax assets	10,588	
Accounts payable, accrued expenses and other liabilities	(80,366)	
Net non-cash assets received and liabilities assumed	$ 92,208	

See accompanying notes to financial statements.

Notes to Financial Statements

1. Description of Business

Essex Financial Services, Inc., ("EFSI") is a fully disclosed introducing broker-dealer and registered investment advisor. EFSI is member of the National Association of Securities Dealers (NASD) and is a member of the Securities Investors Protection Corporation (SIPC). Commissions and investment advisory fee income is generated in connection with sales of securities, insurance products and investment advisory services.

During the year ended September 30, 2004, EFSI received contributions of capital in the form of certain net assets from John W. Rafal and Associates, Inc. ("JWR&A"). The entities exist under common control. Assets and liabilities that have been received were recognized at their carrying amounts on the dates of contribution.

JWR&A was engaged in the business of portfolio management, insurance sales, retirement planning and investment security brokerage. It earned fees and commission on transactions it placed on behalf of its customers.

2. Development Stage Operations

EFSI was incorporated on April 24, 2004 and received its final regulatory approval from NASD on September 22, 2003. Operations prior to September 30, 2003 were devoted to obtaining necessary regulatory approvals and administrative functions related to establishing the broker-dealer.

3. Summary of Significant Accounting Policies

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimated and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

EFSI considers all highly liquid investments with a maturity of three months or less to be cash equivalents. At September 30, 2004, cash equivalents included money funds of $13,545 held in brokerage accounts, which are considered securities.

Included in cash is a $100,000.00 clearing deposit required to be held at EFSI's clearing agent, as a condition of its contract.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and improvements are stated at cost less accumulated depreciation.

Major expenditures for property and equipment and those which substantially increase useful lives are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. Assets retired, or otherwise disposed of, are eliminated from the asset accounts along with related amounts of accumulated depreciation. Any gains or losses from disposals are included in income.

Depreciation is computed over the estimated useful life of the respective asset, ranging from three years to thirty-nine years. Depreciation expense for the year ended September 30, 2004 of $26,958 was computed using the straight line and accelerated methods.

Commissions and Investment Advisory Income

Commissions earned and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment advisory fees are received quarterly, and are recognized as earned on a pro rata basis over the term of the related investment advisory service period.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will be taxable when the assets and liabilities are recovered or settled.

Advertising Costs

The Company expenses all advertising costs as they are incurred. Total advertising costs were $39,385 and $10,125 for the year ended September 30, 2004 and the period from inception on April 24, 2003 through September 30, 2003, respectively.

Intangible Asset

In December, 2003, EFSI paid certain fees related to client retention in the amount of $109,050. These costs have been capitalized and are being amortized on a straight line basis over a five year period. Amortization expense was $16,358 during the year ended September 30, 2004.

4. Financial Instruments

Cash and cash equivalents are financial instruments for which the carrying value equals fair value. EFSI has no financial instruments with off-balance sheet risk.

Notes to Financial Statements

5. Net Capital and Other Regulatory Requirements

EFSI is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of September 30, 2004, EFSI's regulatory net capital of $137,945 exceeded required net capital by $87,945. Aggregate indebtedness was $725,899, resulting in a ratio of aggregate indebtedness to net capital of approximately 5.26 to 1.

EFSI does not carry securities accounts for customers or perform custodial functions relating to customer securities and, therefore is exempt from the provisions of the Securities and Exchange Commission's Rule 15c3-3 under Paragraph (k)(2)(ii) thereof.

6. Operating Leases

EFSI leases a motor vehicle and various office equipment under operating leases. The future minimum lease payments under these leases are as follows:

	Amount
Year ending September 30, 2005	$ 44,974
2006	31,871
2007	26,812
Total minimum lease payments	$ 103,657

7. Rent

In January, 2004, EFSI assumed a ten year lease agreement from JWR&A to rent its office space from Rafal Family Limited Liability Company, a related party. The lease calls for an annual fixed rent of $143,220 plus real estate taxes, and common area charges assessed against the premises. The original lease agreement began in 1998, and EFSI has three renewal options for terms of five years each.

The following is a schedule of the future minimum rental payments called for under the lease:

	Amount
Year ending September 30, 2005	$ 143,220
2006	143,220
2007	143,220
2008	95,480
Total minimum rental payments	$ 525,140

Rent expense for the year ended September 30, 2004 was $107,415.

8. Income Taxes

The provision for income tax expense (benefit) for the year ended September 30, 2004 and for the period from inception on April 24, 2003 through September 30, 2003 consists of the following components:

	2004		
	Current	Deferred	Total
Federal income tax expense	$ 31,397	$ 40,495	$ 71,892
State income tax expense	13,495	6,493	19,988
Provision for income tax expense	$ 44,892	$ 46,988	$ 91,880

	2003		
	Current	Deferred	Total
Federal income tax expense (benefit)	$ 308	$ (53,300)	$ (52,992)
State income tax expense (benefit)	161	(12,700)	(12,539)
Provision for income tax benefit	$ 469	$ (66,000)	$ (65,531)

Notes to Financial Statements

8. Income Taxes – *(Continued)*

EFSI's total deferred tax assets at September 30, 2004 and 2003 consist of the following:

	2004	2003
Deferred tax assets		
Expenses recorded for books but not tax	$ 50,037	$ 66,000
Deferred tax liabilities		
Depreciation expense	(20,437)	-
Net deferred tax assets	$ 29,600	$ 66,000

9. Profit Sharing Contributions

EFSI maintains a 401(k) profit sharing plan for all eligible employees. Total contributions to the Plan for the fiscal year ended September 30, 2004 was $149,412.

10. Concentrations of Credit Risk

EFSI maintains its cash in local financial institutions. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per institution. At September 30, 2004, uninsured cash balances were approximately $515,000.

EFSI also maintains cash equivalents, consisting of money funds, which are considered securities and are not insured by Federal Depository Insurance. These money funds are held in brokerage accounts and are protected by, and subject to the limitations of, SIPC and the Gulf Insurance Company. At September 30, 2004, the money funds balances were approximately $125,000.

11. Related Party Transactions

EFSI paid management fees of $270,000 to Essex Savings Bank, a related party, during the fiscal year ended September 30, 2004.

Schedule 1

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

September 30, 2004

Computation of Net Capital:		
Total stockholders' equity		$ 620,465
Deductions -		
Non-allowable assets:		
Furniture, equipment, and leasehold improvements, net	$ 177,179	
Commissions receivable - 12b1 fees	157,806	
Other assets	147,264	
Total non-allowable assets		482,249
Net capital before haircuts on securities positions		138,216
Haircuts on securities - other securities		(271)
Net capital		$ 137,945
Aggregate Indebtedness:		
Accounts payable, accrued expenses and other liabilities		$ 725,899
Total aggregate indebtedness		$ 725,899
Computation of basic net capital requirement:		
Net capital requirement, greater of -		
Minimum net capital required, 6-2/3% of aggregate indebtedness		$ 48,393
Defined minimum dollar net capital requirement		$ 50,000
Net capital requirement		$ 50,000
Excess net capital		$ 87,945
Excess net capital at 1000%		$ 65,355
Ratio of aggregated indebtedness to net capital		5.26
Reconciliation of net capital with computation included in Part IIA of Form X-17A-5 as of September 30, 2004:		
Net capital, as reported in Part IIA (unaudited) FOCUS report		$ 327,157
Audit adjustments:		
Additional accounts payable, accrued expenses and other liabilities	$ (189,212)	
		(189,212)
Net capital		$ 137,945